FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES THIRD QUARTER FINANCIAL RESULTS AND REPORTS ON DRILLING AND OTHER ACTIVITIES

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Tuesday, November 9, 2004 – JED Oil Inc. (Amex: JDO) today announced financial results for the third quarter ended September 30, 2004 and an update on current and upcoming activities.  Gross revenues for the period were $570,176 and the Company was cash flow positive for the first reporting period since its establishment, generating cash flow of $190,792.  Due primarily to the accounting treatment of currency exchange, there was a net loss for the period of $616,166.  Without the effect of the accounting treatment with respect to currency exchange, the net loss would have been $88,595.  Production for the third quarter averaged 184 boe/day.  Since the Company was incorporated in September 2003 and began field operations in early 2004, there are no prior year third quarter results to report.

“We are in the process of transitioning from a start up company to a fully executing production and development company,” said Reg Greenslade, Chairman of JED Oil Inc.  “As we previously reported, Tom Jacobsen, President & COO, is assuming the role of CEO with Al Williams, who joined JED this week, to become JED’s President.”

To date, JED has drilled 8 gross (4.6 net) wells.  “We plan to drill approximately 20 gross wells in the fourth quarter and have a goal of exiting the year with a production rate of 700 – 900 boe/day,” stated Mr. Jacobsen.  Most of the drilling is planned for the Princess area of southeast Alberta as part of the farm-in agreement recently signed with Enterra Energy Trust.  Phase I of the drilling program in the Princess area is currently underway.  The first phase of drilling consists of approximately 10 wells that JED anticipates completing by year-end.  Also, JED has recently completed a drilling program in the Provost area of Alberta resulting in 5 gross (1.6 net) wells.  In addition, a 4 well drilling program is scheduled to commence this week on Enterra’s Sylvan Lake property.

JMG Update:

JMG Exploration, Inc. filed its registration statement with the SEC on October 29, 2004.  This filing is with respect to the previously announced rights offering whereby JED has agreed to invest $1,000,000 and has negotiated the right for JED shareholders to purchase up to 75% of the equity of JMG.  Subject to regulatory approvals, JED shareholders will receive a transferable right to purchase one unit for every five shares of JED owned as of a record date to be established.  The $4.00 unit will consist of one share of JMG common stock and one warrant to acquire an additional share at $4.25 per share.  The warrants will have a one-year term.  It is expected that the rights, common stock and warrants will trade independently.  The unit price offered to JED shareholders is the same price offered to all other JMG shareholders. The record date for the rights offering will be set as soon as possible.

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JED Oil Inc. News Release

November 9, 2004

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

www.theequitygroup.com

(403) 537-3250